UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)1

                             MaSON OIL COMPANY, Inc.
                                (Name of Issuer)

                     COMMON Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    575315205
                                 (CUSIP Number)

                              P. Christian Anderson
                             Snell & Wilmer, L.L.P.
                                 Broadway Centre
                          111 East Broadway, Suite 900
                           Salt Lake City, Utah 84111
                                 (801) 237-1900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 23, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                          --------------------------
CUSIP No. 570538108                    13D                    Page 2 of 5 Pages

----------------------------                          --------------------------

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Paul B. Ingram
        John L. Naylor
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                       (b) |X|
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Paul B. Ingram - United States
        John L. Naylor - Australia
-------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER
     SHARES                Paul B. Ingram - 500,000/ 0.48%
  BENEFICIALLY             John L. Naylor - 500,000/ 0.48%
    OWNED BY      -------------------------------------------------------------
 EACH REPORTING   8        SHARED VOTING POWER
   PERSON WITH             N/A
-------------------------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER
                           Paul B. Ingram - 500,000/ 0.48%
                           John L. Naylor - 500,000/ 0.48%
-------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           N/A
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Paul B. Ingram - 500,000
        John L. Naylor - 500,000
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Paul B. Ingram - 0.48%
        John L. Naylor - 0.48%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN;
        IN
-------------------------------------------------------------------------------

Item 1.    Security and Issuer.

     The title of the class of equity securities to which this statement relates is the Common Stock, $.001 par value per share, of Mason Oil Company, Inc., a Utah corporation (the "Issuer"). The Issuer's principal executive office is located at 1324 Capital Circle, N.W., Unit C., Lawrenceville, Georgia 30043.

Item 2.    Identity and Background.

     This Schedule 13D is filed Paul B. Ingram and John L. Naylor. Paul B. Ingram's address is 3620 North Walker Street, Flagstaff, Arizona 86004. John L. Naylor's address is 174 Greenhill Road, Suite 3, Parkside, South Australia 5063. Paul B. Ingram currently owns and operates a small private company. John L. Naylor is currently employed as a geologist/consultant. Neither Paul B. Ingram nor John L. Naylor has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Mr. Ingram is a citizen of the United States. Mr. Naylor is a citizen of Australia.

Item 3.    Source and Amount of Funds or Other Consideration.

     The securities which are the subject of this Schedule 13D were acquired by Messrs. Paul B. Ingram and John L. Naylor as follows:

     On September 10, 1996, Messrs. Ingram and Naylor each acquired 700,000 shares of the Issuer's common stock pursuant to a Stock Purchase Agreement, by and among Craig Carpenter as seller, Messrs.
Ingram and Naylor as buyers and the Issuer.

     On October 16, 1996, Messrs. Ingram and Naylor each acquired 3,000,000 shares of the Issuer's common stock pursuant to a Stock Purchase and Sale Agreement among the Issuer, Messrs. Ingram and Mr. Naylor and IAN Holdings, Inc., a Cayman Islands corporation ("IAN Holdings") (the "Agreement"). IAN Holdings is the owner of all of the outstanding shares of Hemley Exploration Pty. Ltd., an Australian corporation ("Hemley"). Hemley is the beneficiary of certain petroleum exploration licenses, Petroleum Exploration Licenses Nos. 61 and 63 (the "PELs"), issued by the Australia Ministry for Mines and Energy, subject to a 3% overriding royalty obligation to Messrs. Ingram and Naylor. The Issuer's Board of Directors approved all aspects of the transaction and specifically determined that the consideration given in exchange for the IAN Holdings stock fairly and adequately reflected the value received.

     On October 22, 1999, the Issuer and Brandmakers, Inc., a closely-held Georgia corporation ("Brandmakers"), consummated an Asset Purchase Agreement (the "Purchase Agreement"), pursuant to which Brandmakers sold, and the Issuer purchased, substantially all of Brandmakers' assets. In connection with the Purchase Agreement and sale of Brandmakers' assets, the Issuer agreed to issue 89,000,000 shares of the Issuer's common stock to Brandmakers. The Purchase Agreement had the affect, among other things, of decreasing the percentage of the Issuer's common stock held by Messrs. Ingram and Naylor to below five percent.

     On October 23, 1999, Messrs. Ingram and Naylor each sold 3,200,000 shares of the Issuer's common stock to third parties in private transactions.

     On November 2, 1999, Messrs. Ingram and Naylor each acquired 2,300,000 shares of the Issuer's common stock pursuant to an Executive Stock Plan, dated November 2, 1999, among the Issuer, Mr. Ingram and Mr. Naylor (the "Plan"). The issuer issued stock to Messrs. Ingram and Naylor under the Plan in compensation for services rendered by Messrs. Ingram and Naylor to the Issuer. The Issuer's Board of Directors acknowledged and confirmed the existence and nature of the conflicting interests of Messrs. Naylor and Ingram with respect to the Plan had been fully disclosed, and determined that the consideration received for the shares was adequate. The shares received by Ingram and Naylor were simultaneously registered with the Securities and Exchange Commission on a Form S-8 registration statement.

     On November 3, 1999, Messrs. Ingram and Naylor each sold 2,300,000 shares of the Issuer's common stock to third parties in private transactions.

Item 4.    Purpose of Transaction.

     As referenced in Item 3, the reporting persons have acquired 2,300,000 shares of the Issuer's common stock as of November 2, 1999 in consideration for the services that the reporting persons have rendered to the Issuer. The reporting persons subsequently each sold 2,300,000 shares of the Issuer's common stock to third parties in private transactions.

     The reporting persons have no present intention to seek any extraordinary transactions like a merger or sale of the assets of the Issuer nor to change the Issuer's board of directors, management or organizational documents or its business or corporate structure.

Item 5.    Interest in Securities of the Issuer.

      (a)  Aggregate Securities Beneficially Owned by Each Reporting Person.

      Paul B. Ingram: 500,000 shares of common stock; 0.48% of total outstanding common stock.

      John L. Naylor: 500,000 shares of common stock; 0.48% of total outstanding common stock.

      (b) Number of Shares to Which There is Sole Voting or Sole Disposition Power.

     Power for Each Reporting Person Named in Paragraph (a). Each reporting person named in paragraph (a) holds sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, all shares beneficially owned by each of them.

      (c) Transactions in the Reported Securities Involving the Reporting Persons Effected During the Past Sixty Days or Since the Most Recent Schedule 13D.

     As referenced in Item 3, on October 23, 1999, Messrs. Ingram and Naylor each sold 3,200,000 shares of the Issuer's common stock to third parties in private transactions. On November 2, 1999, Messrs. Ingram nad Naylor each acquired 2,300,000 shares of the Issuer's common stock pursuant to the Plan. On November 3, 1999, Messrs. Ingram and Naylor each sold 2,300,000 shares of the Issuer's common stock to third parties in private transactions.

      (d)  Other Persons Known to Have Rights in Such Securities.

           None; not applicable.

      (e) Date on Which Reporting Persons Ceased as Beneficial Owners of More than Five Percent of the Common Stock of the Issuer.

     On October 23, 1999, as a result of the sale of 3,200,000 shares of the Issuer's common stock by each of Messrs. Ingram and Naylor to third parties in private transactions, Messrs. Ingram and Naylor ceased as beneficial owners of more than five percent (5%) of the Issuer's common stock. The subsequent issuance of 2,300,000 shares of the Issuer's common stock to each of Messrs. Ingram and Naylor did not result in such persons being beneficial owners of more the five percent (5%) of the Issuer's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None; not applicable.

Item 7.    Material to be Filed as Exhibits.

     Exhibit 1.Schedule 13D, Amendment No. 1, filed with the Securities and Exchange Commission on November 5, 1996.

     Exhibit 2.Executive Stock Plan, dated November 2, 1999, by and between Mason Oil Company, Inc. Paul B. Ingram and John L. Naylor.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



December 9, 1999
                                 /s/ Paul B. Ingram
                                 _________________________
                                 Paul B. Ingram




December 9, 1999
                                 /s/ John L. Naylor
                                 _________________________
                                 John L. Naylor

                                    Exhibit 1
      Schedule 13D, Amendment No. 1, filed with the Securities and Exchange
                         Commission on October 21, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                             MaSON OIL COMPANY, Inc.
                                (Name of Issuer)

                     COMMON Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    575315205
                                 (CUSIP Number)

                              P. Christian Anderson
                             Snell & Wilmer, L.L.P.
                                 Broadway Centre
                          111 East Broadway, Suite 900
                           Salt Lake City, Utah 84111
                                 (801) 237-1900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCtOBER 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                          --------------------------
CUSIP No. 570538108                    13D                    Page 2 of 4 Pages

----------------------------                          --------------------------


-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        BRANDMAKERS, INC.
        F.E.I.N.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                       (b)  |-|
-------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        SC
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
-------------------------------------------------------------------------------
    NUMBER OF     7                             SOLE VOTING POWER
     SHARES                                     89,000,000
  BENEFICIALLY
    OWNED BY      8                             SHARED VOTING POWER
 EACH REPORTING                                 0
   PERSON WITH
                  9                             SOLE DISPOSITIVE POWER
                                                89,000,000

                  10                            SHARED DISPOSITIVE POWER
                                                0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        89,000,000
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|

-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        85.2 %
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

-------------------------------------------------------------------------------

Item 1.    Security and Issuer.

     The title of the class of equity securities to which this statement relates is the Common Stock, $.001 par value per share, of Mason Oil Company, Inc., a Utah corporation (the "Issuer"). The Issuer's principal executive office is located at 1324 Capital Circle, N.W., Unit C., Lawrenceville, Georgia 30043.

Item 2.    Identity and Background.

     This Schedule 13D is filed by Brandmakers, Inc., a Georgia corporation ("Brandmakers"). Brandmakers' business address is 1324 Capital Circle, N.W., Unit C., Lawrenceville, Georgia 30043. Brandmakers is a diversified company engaged in telecommunications, internet technology, software and advertising. During the last five years, Brandmakers has not been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Brandmakers is incorporated in the state of Georgia in the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

     This Statement relates to an Asset Purchase Agreement between the Issuer and Brandmakers, effective as of October 22, 1999 (the "Purchase Agreement"). The 89,000,000 shares of the Issuer's Common Stock were issued in consideration for substantially all of the assets of Brandmakers. No portion of the funds are or have been borrowed.

Item 4.    Purpose of Transaction.

     The purpose of the issuance of 89,000,000 shares of the Issuer under the Purchase Agreement is to provide consideration for the Issuer's purchase of substantially all of the assets of Brandmakers.

Item 5.    Interest in Securities of the Issuer.

      (a)  Aggregate Securities Beneficially Owned by Each Reporting Person.

      Brandmakers owns 89,000,000 shares of common stock, 85.2% of the total outstanding common stock of the Issuer.

      (b) Number of Shares to Which There is Sole Voting or Sole Disposition Power.

     Brandmakers holds sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, all shares beneficially owned by Brandmakers.

      (c) Transactions in the Reported Securities Involving the Reporting Persons Effected During the Past Sixty Days or Since the Most Recent Schedule 13D.

     As referenced above, the Purchase Agreement, effective as of October 22, 1999, was entered among the Issuer and Brandmakers and pursuant the Purchase Agreement, 89,000,000 shares of the Issuers Common Stock were issued in consideration for substantially all of the assets of Brandmakers.

      (d)  Other Persons Known to Have Rights in Such Securities.

           None; not applicable.

      (e) Date on Which Reporting Persons Ceased as Beneficial Owners of More than Five Percent of the Common Stock of the Issuer.

           None; not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None; not applicable.

Item 7.    Material to be Filed as Exhibits.

      None.



                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

                                BRANDMAKERS, INC.


November 2, 1999               By: /s/Bob Palmquist
                                 Its: President

                                    Exhibit B
                              Executive Stock Plan


                             MASON OIL COMPANY, INC.

                              EXECUTIVE STOCK Plan


     THIS EXECUTIVE STOCK PLAN (the "Agreement") is made as of October 21,
1999, between Mason Oil Company, Inc., a Utah corporation (the "Company"), Paul
B. Ingram and John L. Naylor (each, an "Executive"). The effective date of this Agreement (the "Effective Date") is the date the Form S-8 Registration Statement becomes effective under the Securities Act of 1933, as amended (the "Act").

                            R E C I T A L S

     A. Executives have provided services to the Company and the Company desires to compensate Executives for such services.

     B. Executives and the Company desire to enter into an agreement pursuant to which the Company shall grant and issue Executives a total of 4,600,000 shares of the Company's common stock, $0.001 par value per share (the "Shares").

     C. The consideration for the grant and issuance of the Shares to Executives shall consist of the above-recited services of Executives to the Company and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and the grant of the Shares to Executives shall be in full satisfaction of the Company's obligations to compensate Executives for services rendered to the Company.

     D. The Company and Executives intend that this Agreement shall be a "written compensation agreement" as defined in Rule 405 of the Act, pursuant to which the Company may issue "freely tradeable" shares of its common stock as payment for services rendered pursuant to a Form S-8 Registration Statement to be filed with the Securities and Exchange Commission (the "Commission")

     E. In connection with this Agreement, the Company shall prepare, in connection with assistance from its legal counsel, a Form S-8 Registration Statement to be filed with the Commission to so register the Shares under the Act.

      NOW THEREFORE, the Company and Executives hereby agree as follows:

                           A G R E E M E N T

      1.   Issuance of Shares.

(a) On the Effective Date, the Company shall issue Shares to the Executives in the following amounts:

(b)   Paul B. Ingram:  2,300,000 Shares.

(c)   John L. Naylor:  2,300,000 Shares.

     (d) The Shares shall be issued to Executives in full satisfaction of the Company's obligations to compensate Executives for Executives' services rendered to the Company and the Company shall have no further obligation to compensation Executives for such services.

      2. Representations and Warranties of Executive.

     In connection with the grant and issuance of the Shares hereunder, each Executive represents and warrants to the Company as of the date hereof and as of the Effective Date that:

         (a) The Shares to be acquired by Executive pursuant to this Agreement shall be acquired for Executive's own account and not with a view to, or intention of, distribution thereof in violation of the Act, or any applicable state securities laws, and the Shares shall not be disposed of in contravention of the Act or any applicable state securities laws.

         (b) Executive is an executive officer of the Company, is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Shares.

         (c) Executive has had an opportunity to ask questions and receive answers concerning the terms and conditions of the issuance of the Shares and has had full access to such other information concerning the Company as he has requested.

         (d) Executive understands the personal income consequences of the grant and issuance of the Shares hereunder will be borne by Executive, and Executive has or has had the opportunity to consult with tax and/or legal counsel with respect to such tax consequences.

      3. Representations and Warranties of the Company.

     In connection with the grant and issuance of the Shares hereunder, the Company represents and warrants to each Executive as of the date hereof and as of the Effective Date that:

         (a) The Company is duly incorporated and validly existing, in good standing under the laws of the state of Utah and has the requisite corporate power to own its properties and to carry on its business as now being conducted.

         (b) The Shares are duly authorized, validly issued, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof.

         (c) Upon execution and delivery this Agreement constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

         (d) The Company shall fully comply with any and all federal and state securities laws, rules and regulations governing the grant and issuance of the Shares.

         (e) The Company is required to file reports with the Commission pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Company has and will file with the Commission all reports required to be filed by it, and such reports are or will be true and correct in every material respect.

     4. Covenant of the Company Regarding Form S-8. The Company will use its commercially reasonable best efforts to promptly register, or to cause to be promptly registered, the Shares on a Form S-8 to be filed with the Commission.

     5. Covenant of Each Executive Regarding Commission Laws. Each Executive will transfer the Shares only in compliance with Commission laws.

     6. Indemnification by the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Executive against any losses, claims, damages, liabilities, or expenses, including without limitation attorneys' fees and disbursements, to which each Executive may become subject under the Act to the extent that such losses, claims, damages or liabilities arise out of or are based upon any violation by the Company of the Act, or any rule or regulation promulgated thereunder applicable to the Company, or arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Form S-8, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or arise out of any violation by the Company of any rule or regulation promulgated under the Act applicable to the Company and relating to action or inaction of the Company in connection with such Form S-8; provided, however, that the indemnity agreement contained in this Section shall not apply to any loss, damage or liability to the extent that the same arises out of or is based upon an untrue statement or omission made in reliance upon and in conformity with information furnished by each Executive in writing for use in connection with such Form S-8.

     7. Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated:

           To the Company:

           Mason Oil Company, Inc.
           Post Office Box 1566
           Sarasota, Florida  34230

           With copies to:

           P. Christian Anderson
           Snell & Wilmer, L.L.P.
           111 East Broadway, Suite 900
           Salt Lake City, Utah 84111

           To Executives:

           Paul B. Ingram
           3620 North Walker Street
           Flagstaff, Arizona  86004

           John L. Naylor
           c/o Paul B. Ingram
           3620 North Walker Street
           Flagstaff, Arizona  86004

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered or sent or, if mailed, five days after deposit in the U.S. mail.

          8.    General Provisions.

         (a) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

         (b) Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

         (c) Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

         (d) Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by each Executive, the Company and their respective successors and assigns (including subsequent holders of Shares); provided that the rights and obligations of each Executive under this Agreement shall not be assignable except in connection with a permitted transfer of Shares hereunder.

         (e) Choice of Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits hereto shall be governed by the internal law, and not the law of conflicts, of the State of Utah.

         (f) Remedies. Each of the parties to this Agreement shall be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

         (g) Amendment and Waiver. The provisions of this Agreement may be amended and waived only with the prior written consent of the Company.

         (h) Further Assurances. At any time, and from time to time, after the execution hereof, each party will execute such additional instruments and take such action as maybe reasonably requested by the other party to carry out the intent and purposes of this Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

                                    MASON OIL COMPANY, INC.



                                    /s/ Paul B. Ingram
                                    By: Paul B. Ingram
                                    Its: President



                                   EXECUTIVES


                                    /s/ Paul B. Ingram
                                    Paul B. Ingram


                                    /s/ John L. Naylor
                                    John L. Naylor